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                                       Filed by Data Systems Network Corporation
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                               Subject Company: Data Systems Network Corporation
                                                    Commission File No.: 1-13424


                     [DATA SYSTEMS NETWORK CORPORATION LOGO]

                  [DATA SYSTEMS NETWORK CORPORATION LETTERHEAD]
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                                  PRESS RELEASE
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CONTACT:
MELISSA BECK
EDELMAN PUBLIC RELATIONS WORLDWIDE
(312) 240-3376
melissa_beck@edelman.com


                    DATA SYSTEMS NETWORK CORPORATION HONORED
                              AS SM@ART 100 COMPANY

FARMINGTON HILLS, MICHIGAN - May 12, 2000-- Data Systems Network Corporation (OTC BB: DSYS), a leading provider of enterprise services, today announced that they have been selected by the editors of Sm@rtReseller as one of the channel's Sm@rt 100 Companies - today's most innovative and successful solution providers.

Data Systems was measured among a broad field of competitors and selected based on their involvement in the Internet space and forward-thinking aggressiveness in quickly adapting to new technology. Data Systems is enhancing its capabilities through a planned merger with TekInsight.com (NASDAQ: TEKS, TEKSW), a provider of advanced Internet and e-commerce products and solutions.

"With the constant changes in the IT Industry, we are committed to expanding our business to incorporate the latest technologies so we can better serve our customers and industry partners. Data Systems is honored to be recognized for this effort and be selected as one of the Sm@rt 100 Companies," Michael Grieves, CEO of Data Systems said.

"Companies selected for the Sm@rt 100 list represent those organizations that know how to succeed in a channel that continues to redefine itself. These companies are the most successful and dynamic businesses in our industry," said Laton McCarthy, Editor, Sm@rtReseller.

ABOUT DATA SYSTEMS NETWORK CORPORATION
Data Systems Network Corporation has more than 14 years of experience providing strategic technology solutions to Fortune 1000 companies and state and local government agencies. The company provides a wide range of services, including Applications Development, Network Services, Enterprise Management, Help Desk and E-Commerce Services. Data Systems utilizes TekInsight.com's Streaming XML(TM) technology to rapidly develop applications and solutions for clients. For more information, please visit WWW.DATASYSTEMS.COM.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the closing of the Company's merger with TekInsight.com,



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government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by Data Systems or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
TekInsight.com filed a Registration Statement on SEC Form S-4 on April 28, 2000 in connection with the merger with the Company, and TekInsight.com and the Company expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and the Company containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement contains, and the Joint Proxy Statement/Prospectus will contain important information about TekInsight.com, the Company, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. Investors and shareholders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained (when available) from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention:
Arion Kalpaxis, telephone:  (212) 271-8520.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and the Company file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or the Company at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and the Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

TekInsight and its officers and directors may be deemed participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in TekInsight's Report on Form 10-K for the fiscal year ended June 30, 1999 filed with the Commission in October 1999. In addition, since the date of the TekInsight 10-K, Mr. Steven J. Ross has become President and Chief Executive Officer, and Mr. Arion Kalpaxis has become Chief Operating Officer, of TekInsight. Prior to joining TekInsight, Mr. Ross was a director of Data Systems from October 1999 until February 2000. Since February 2000, Mr. Ross has been Chairman of the Board and Chief Executive Officer of VarsOnly.com, Inc., an Internet start-up focusing on computer resellers. Since August 1999, Mr. Ross has been a director of Interactive Frontiers, Inc., a developer, manufacturer and marketer of computer-based digital video instructional software. From July 1998 to July 1999 Mr. Ross was Vice President and General Manager of Toshiba America Information Systems, a subsidiary of Toshiba Corp. active in computer sales, support and manufacturing in North and South America. From October 1995 through June 1998, he was President and General Manager of the reseller division, and President, Corporate Marketing, for Inacom Corp., a computer product and service company. Mr. Arion Kalpaxis has served as Chief Operating Officer of Astratek since April 1997. From 1995 to May 1996 Mr. Kalpaxis was Vice President for BT Ventures and the Bankers Trust Electronic Commerce group responsible for the development of business models for new initiatives in electronic commerce. Prior to 1995 Mr. Kalpaxis was a partner at Metron Consulting Group where he advised clients in business strategy and development, and managed efforts designed to bring about fundamental changes in support of new business initiatives. The 1999 TekInsight 10-K is available free of charge at the Commission's web site://www.sec.gov and from Tekinsight at the address set forth above.




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Data Systems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Data Systems with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Data Systems Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the Commission in March 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the Data Systems address at 34705 W. 12 Mile Road, Suite 300, Farmington Hills, Michigan 48331,
Attention: Chief Financial Officer.



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